

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

September 29, 2006

Sanjiv Khattri
Executive Vice President and Chief Financial Officer
General Motors Acceptance Corporation
200 Renaissance Center
P.O. Box 200
Detroit, Michigan 48265-2000

>   **Re: General Motors Acceptance Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and March**
>   **31, 2006**
>   **File No. 1-03754**

Dear Mr. Khattri:

   We have reviewed the responses in your letter filed on August 17, 2006 and have the following additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 70

1.   We note your response to comment 2 of our letter dated July 27, 2006, that the requirements of Article 9 of Regulation S-X do not apply to you. Please tell us how your Consolidated Statements of Income presentation complies with Rule 5-03 of Regulation S-X related to the following items:
- You do not report operating and non-operating income separately;
- You do not report operating and non-operating expenses separately; and
- You do not report costs and expenses applicable to revenues separately.

2.   Please also tell us whether you track costs related to each of your separately presented revenue line items. Refer to 5-03 of Regulation S-X.

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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

                                                Sincerely,

                                                Amit Pande
                                                Assistant Chief Accountant